UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Deep Well Oil & Gas, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

243798105
(CUSIP Number)

Michel Hochard
Chief Financial Officer
Établissements Maurel & Prom S.A.
51, rue d’Anjou
75008  Paris, France
+33 1 53 83 16 00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243798105	Page 2 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS MP West Canada S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,111,778 (see Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,111,778 (see Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,111,778 (see Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (see Items 5 and 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 243798105	Page 3 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Saint-Aubin Énergie S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,111,778 (see Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,111,778 (see Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,111,778 (see Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (see Items 5 and 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 243798105	Page 4 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS MPI S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,111,778 (see Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,111,778 (see Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,111,778 (see Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (see Items 5 and 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 243798105	Page 5 of 9 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Établissements Maurel & Prom S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,111,778 (see Items 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,111,778 (see Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 45,111,778 (see Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.00% (see Items 5 and 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 243798105	Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Deep Well Oil & Gas, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Suite 700, 10150 – 100 Street, Edmonton, Alberta, Canada T5J 0P6.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	MP West Canada S.A.S. (“MP West Canada”), a société par actions simplifiée existing under the laws of France;

(ii)	Saint-Aubin Énergie S.A.S. (“Saint-Aubin”), a société par actions simplifiée existing under the laws of France and the direct beneficial owner of 100% of the share capital of MP West Canada;

(iii)	MPI S.A. (“MPI”), a société anonyme existing under the laws of France and the direct beneficial owner of two-thirds of the share capital of Saint-Aubin; and

(iv)	Établissements Maurel & Prom S.A. (“M&P”), a société anonyme existing under the laws of France and the direct beneficial owner of one-third of the share capital of Saint-Aubin.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 15, 2013, a copy of which is attached as Exhibit 99.1 hereto and incorporated herein by reference.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A list of the respective directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person is set forth on Schedule I hereto and incorporated herein by reference.

(b) The principal business address of each Reporting Person and each Scheduled Person is 51, rue d’Anjou, 75008 Paris, France.

(c) The principal business of MP West Canada is to invest in oil and gas exploration and development, primarily in Alberta, Canada, including through an investment in the Issuer. The principal business of Saint-Aubin is to serve as a joint investment vehicle between MPI and M&P with a focus on international oil and gas exploration and development. The principal business of MPI is to serve as a holding company whose investments focus on international oil and gas exploration and development. The principal business of M&P is to serve as a holding company whose investments focus on international oil and gas exploration and development.

(d) and (e)  During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I hereto sets forth the citizenship of each of the Scheduled Persons.

CUSIP No. 243798105	Page 7 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

MP West Canada has subscribed for 45,111,778 shares of Common Stock (the “Shares”) to be issued by the Issuer on or before November 30, 2013, at an aggregate purchase price of $22,000,000. The funds used to subscribe for the Shares were furnished from the working capital of the Reporting Persons.

Item 4. Purpose of Transaction.

On July 31, 2013, MP West Canada subscribed for the Shares at an aggregate purchase price of $22,000,000 pursuant to a Subscription for Common Shares, dated July 31, 2013, by and between MP West Canada and the Issuer (the “Subscription Agreement”). Pursuant to the Subscription Agreement, the Issuer is obligated to issue the Shares on or before November 30, 2013. The foregoing summary is not intended to be complete and is qualified in its entirety by the complete text of the Subscription Agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Simultaneously with its entry into the Subscription Agreement, MP West Canada also entered into a farmout agreement, dated July 31, 2013 (the “Farmout Agreement”), with the Issuer’s wholly owned subsidiaries Northern Alberta Oil Ltd. and Deep Well Oil & Gas (Alberta) Ltd. (together, “Deep Well”), pursuant to which MP West Canada agreed to provide funding of Deep Well’s share of a recently approved Steam Assisted Gravity Drainage demonstration project at the Sawn Lake heavy oil reservoir in the Peace River oil sands region of Northern Alberta, Canada in consideration for the conveyance to MP West Canada of certain interests therein. In accordance with the Farmout Agreement, MP West Canada agreed to provide up to US$40,000,000 in funding for Deep Well’s portion of the costs for the demonstration project, in return for a net 25% working interest in 12 of the 68 sections in the project area in which Deep Well holds a working interest. MP West Canada will also provide funding to cover certain operating expenses of Deep Well. In addition, MP West Canada has the option to elect to acquire a net 40 to 45% working interest in the remaining 56 sections of land in the project area in which Deep Well currently holds a working interest, by providing or obtaining US$110,000,000 of financing for Deep Well’s and MP West Canada's aggregate working interest share of the costs of developing the Sawn Lake project.  The foregoing summary is not intended to be complete and is qualified in its entirety by the complete text of the Farmout Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

The Reporting Persons may from time to time engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The shares of Common Stock are to be acquired for investment purposes. The Reporting Persons intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial condition of the Issuer, the current and anticipated price levels of the Common Stock, the other investment opportunities available to the Reporting Persons, the conditions in the securities markets and general economic and industry conditions and prospects, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, which may include (subject to any then existing legal or contractual limitations) increasing their ownership of Common Stock through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise, purchasing other financial instruments related to the Issuer, engaging in hedging or similar transactions with respect to securities related to the Issuer, approving an extraordinary corporate transaction with regard to the Issuer or engaging in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Persons may sell all or a portion of their beneficial or economic holdings, in privately negotiated transactions, through a public offering or otherwise.

CUSIP No. 243798105	Page 8 of 9 Pages

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals which relate to or which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference. Pursuant to the Subscription Agreement, the Issuer is obligated to issue 45,111,778 shares of Common Stock to MP West Canada on or before November 30, 2013, representing 20% of the issued and outstanding Common Stock after giving effect to such issuance. All calculations of percentages and beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on a total of 225,558,891 shares of Common Stock outstanding (based on the 180,447,113 shares of Common Stock outstanding as of July 31, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013, plus the 45,111,778 shares of Common Stock to be issued to MP West Canada on or before November 30, 2013).

As the direct beneficial owner of 100% of the share capital of MP West Canada, Saint-Aubin may be deemed to share with MP West Canada the power to (i) vote or to direct the vote of and (ii) dispose or to direct the disposition of the Shares as to which MP West Canada may be deemed to have the right to acquire beneficial ownership. Saint-Aubin expressly disclaims, to the extent permitted by applicable law, beneficial ownership of such Shares except to the extent of its pecuniary interest therein.

As the direct beneficial owner of two-thirds of the share capital of Saint-Aubin, MPI may be deemed to share with MP West Canada the power to (i) vote or to direct the vote of and (ii) dispose or to direct the disposition of the Shares as to which MP West Canada may be deemed to have the right to acquire beneficial ownership. MPI expressly disclaims, to the extent permitted by applicable law, beneficial ownership of such Shares except to the extent of its pecuniary interest therein.

As the direct beneficial owner of one-third of the share capital of Saint-Aubin, M&P may be deemed to share with MP West Canada the power to (i) vote or to direct the vote of and (ii) dispose or to direct the disposition of the Shares as to which MP West Canada may be deemed to have the right to acquire beneficial ownership. M&P expressly disclaims, to the extent permitted by applicable law, beneficial ownership of such shares of Common Stock except to the extent of its pecuniary interest therein.

(c) Other than as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, has effected any transaction in the Common Stock during the past sixty (60) days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Except as referenced above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 243798105	Page 9 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated October 15, 2013.

Exhibit 99.2	Subscription for Common Shares, dated July 31, 2013 (incorporated by reference to Exhibit 4.1 to the Issuer's amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 15, 2013).

Exhibit 99.3	Farmout Agreement, dated July 31, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer's amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 15, 2013).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013	MP WEST CANADA S.A.S.

	By:	/s/ Alain Torre
Name: Alain Torre
Title: Chairman

Dated: October 15, 2013	SAINT-AUBIN ÉNERGIE S.A.S.

	By:	/s/ Alain Torre
Name: Alain Torre
Title: Chairman

Dated: October 15, 2013	MPI S.A.

	By:	/s/ Michel Hochard
Name: Michel Hochard
Title: Chief Executive Officer

Dated: October 15, 2013	ÉTABLISSEMENTS MAUREL & PROM S.A.

	By:	/s/ Michel Hochard
Name: Michel Hochard
Title: Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
MP WEST CANADA S.A.S., SAINT-AUBIN ÉNERGIE S.A.S., MPI S.A. AND ÉTABLISSEMENTS MAUREL & PROM S.A.

The following is a list of the directors and executive officers of MP West Canada S.A.S. (“MP West Canada”), Saint-Aubin Énergie S.A.S. (“Saint-Aubin”), MPI S.A. (“MPI”) and Établissements Maurel & Prom S.A. (“M&P”), their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted. The business address of all of the individuals listed below is c/o Établissements Maurel & Prom S.A., 51, rue d’Anjou, 75008 Paris, France.

Name	Present Principal Occupation or Employment	Citizenship
Jean-François Hénin	Chairman and Chief Executive Officer, M&P, and Chairman of MPI	France
Gérard Andreck	Vice Chairman, M&P	France
Xavier Blandin	Director, M&P and MPI	France
Nathalie Delapalme	Director, M&P and MPI	France
Roman Gozalo	Director, M&P	France
Emmanuel de Marion de Glatigny	Director, M&P and MPI	France
Carole Delorme d’Armaillé	Director, M&P	France
Alexandre Vilgrain	Director, M&P and MPI	France
Michel Hochard	Chief Financial Officer, M&P, and Chief Executive Officer of MPI	France
Jean Bié	Director of Exploration, M&P	France
Phillipe Corlay	Director of Production, M&P	France
Michelle Perret	Director of Drilling, M&P	France
Duncan Williams	General Counsel, M&P	United States of America
Alain Torre	Chairman and President, MP West Canada, and Chairman and President of Saint-Aubin	France
Augustine Ojunekwu Avuru	Director, MPI	Nigeria
Olivier Arles	Director, MPI	France
Ambrosie Bryant Chukwueloka Orjiako	Director, MPI	Nigeria